Exhibit 99.1

Envigado, May 12, 2025

CHANGES IN THE SHAREHOLDING BASE

Almacenes Éxito S.A. (“Éxito” or the “Company”) informs its shareholders and the market that in line with what was disclosed on May 8, 2025, the change in the shareholding base of Éxito is a consequence of the exit of JPMorgan Chase Bank NA FBO Holders Of DR ÉXITO ADR as depositary for its American Depositary Shares (“ADSs”) program following its termination and the reduction of Itaú Unibanco S.A.- BDR Program’s stake as depositary for its BDR program following the announcement of the commencement of the voluntary discontinuation process on April 17, 2025.

The significant change in the Company’s shareholding base is mainly reflected in the arrival of the following shareholders: College Retirement Equities Fund with a 3.77% stake, Nuveen Emerging Markets Equity Fund with a 2.04% stake, Inversiones Odisea with a 0.82% stake, and Lappe Family Trust with a 0.31% stake. The transfers of the previously mentioned stakes were carried out through BDR cancellation transactions and trades on the Colombian Stock Exchange (BVC) at market prices.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forwardlooking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.